[K&L GATES LETTERHEAD]


February 20, 2008


VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 02549

Attention: Brion R. Thompson, Esquire
Senior Counsel

         Re: John Hancock Funds III -- John Hancock Rainier Growth Fund File Nos. 333-148689 and 811-21777

Dear Mr. Thompson:

     We received comments from the Staff of the Securities and Exchange Commission (the "SEC"), pursuant to a phone conversation on February 11, 2008, regarding the registration statement filed on Form N-14 on January 16, 2008 for John Hancock Rainier Growth Fund (the "Acquiring Fund"), a series of John Hancock Funds III (the "Trust"), in connection with the proposed reorganization with Rainier Large Cap Growth Equity Portfolio (the "Acquired Fund"), a series of Rainier Investment Management Mutual Funds.

     We respectfully submit this response letter on behalf of the Trust. We have, for the Staff's convenience, repeated below the comments that we received, followed immediately by the Trust's response. Defined terms have the same meanings as used by the Trust in the registration statement.

PROXY STATEMENT/PROSPECTUS:

COMMENT:

     In order to include net expenses for the Acquired Fund in the fee table, the contractual expense limitation must extend for at least one year. The current expense limitation expires on March 31, 2008.

Securities and Exchange Commission
February 20, 2008
Page 2 of 3

RESPONSE:

     The expense limitation for the Acquired Fund will be extended to March 31, 2009, which will be disclosed in the proxy statement/prospectus.

COMMENT:

     Indicate that the Acquiring Fund will assume the financials of the Acquired Fund.

RESPONSE:

     The requested change has been made.

COMMENT:

     Disclose that, under a "compensation" Rule 12b-1 plan (in contrast to a reimbursement plan), the distributor receives a fixed amount that may exceed the distributor's costs in providing services and could result in a profit to the distributor.

RESPONSE:

     The requested change has been made.

COMMENT:

     In the paragraph immediately before "Calendar Year Returns," after the words "past performance," add the words "before or after taxes."

RESPONSE:

     The requested change has been made.

COMMENT:

     Reconcile disclosure that the advisers to both Funds will share the costs of the reorganization with disclosure that the adviser to the Acquiring Fund will pay the costs of preparing, mailing and soliciting proxies, including payments to unaffiliated solicitation firms.

RESPONSE:

     An agreement between the advisers to the Funds provides that, while the advisers will generally share the overall costs of the reorganization, only the adviser to the Acquiring Fund will bear the particular costs of preparing, mailing and soliciting proxies, including payments to unaffiliated solicitation firms.

Securities and Exchange Commission
February 20, 2008
Page 3 of 3

GENERAL COMMENTS AND RESPONSES THERETO

     It was requested that the Trust provide the following representations in its response to comments:

     In connection with this filing, the Trust acknowledges that:

     1. The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

     2. Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

     3. The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

                                    * * * * *

     We intend to file a definitive copy of the registration statement that is responsive to the SEC staff comments received once the comments are resolved.

     Thank you for your prompt attention to these matters. If you have any questions, please call me at (617) 261-3240 or Mark P. Goshko at (617) 261-3163.

                                                        Sincerely,
                                                        /s/ George P. Attisano

                                                        George P. Attisano

Cc:  Thomas M. Kinzler
     David D. Barr
     Kristen L. Howell
     Mark P. Goshko